SUB-ITEM 77D(g)

                            POLICIES WITH RESPECT TO
                              SECURITY INVESTMENTS

                                AIM EQUITY FUNDS


On March 5, 2002, the Board of Trustees (the board) of AIM Equity Funds on behalf of AIM Charter Fund approved a proposal that would permit the fund to use cash for risk management and to temper volatility on a regular basis.